

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Chang-Hyuk Kang
Chief Executive Officer
Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

       Re: Hanryu Holdings, Inc.
           Amendment No. 5 to Draft Registration Statement on Form S-1
           Submitted December 28, 2022
           CIK No. 001911545

Dear Chang-Hyuk Kang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated December 22, 2022.

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary
Financial, page 4

1.   We note from your revised disclosure in response to prior comment 4 that you have no "advertising" revenue as of September 30, 2022. Considering advertising is not your only source of revenue, and as you have recognized revenue to date in fiscal 2022, please revise here to discuss the type of revenue generated for the period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators ("KPIs"), page 59

2. Please explain and revise to clarify why ARPU, which is calculated based on total revenue, was zero in the first three quarters of fiscal 2022, particularly considering you generated revenue during the quarter ended September 30, 2022.

Components of Results of Operations, page 60

3. We note your revised disclosures where you state that you "intend" to generate revenue from retail and marketing services. Please revise to clarify that you have generated revenue from these revenue sources. Further, you refer to Hanryu Times and Hanryu Bank as "affiliated entities." Revise throughout the filing to refer to these entities as your subsidiaries. If "affiliated entities" refers to entities other than your subsidiaries, please identify each entity and describe your relationship to each.

Results of Operations
Revenue, page 62

4. We note your revised disclosures in response to prior comment 9. Please further clarify, if true, that the $788,084 generated from "advertising sales" in the nine months ended September 30, 2022 was from the marketing services provided to the South Korean company.

Liquidity and Going Concern, page 66

5. Please disclose the minimum period of time you will be able to conduct your planned operations using currently available resources without regard to the proceeds you expect to receive from this offering. Refer to Item 303(b) of Regulation S-K.

Condensed Consolidated Statements of Operations, page F-3

6. In response to prior comment 14, you state there was no recorded cost of revenue related to the marketing services, however, you disclose here that cost of revenue includes all direct labor, materials, telecommunications, printing, etc. As it would appear these type of costs were incurred to provide the marketing services, such as the production of marketing materials and video content and promotion of events, please explain why such costs are not reflected as cost of revenue, or revise.

Notes to Condensed Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-11

7. We note your response to prior comment 15. As previously requested, please revise here to include a discussion of your revenue recognition policy related to marketing services, including the type of services provided and how you determine when the related revenue is recognized.

Notes to Consolidated Financial Statements
Note 9 - Investments, page F-61

8. We note your response to prior comment 19 and your disclosures on page F-61, which state that for the SMC right you applied ASU 2016-01 in determining that it should be recorded as a "long-term investment."   Please provide us with a detailed analysis that specifies the specific section of the codification that was updated by ASU 2016-01 and the specific guidance in ASC 325, which you referenced in your October 28, 2022 response letter, that you applied in determining that the SMC right should be recognized as a "long-term investment," or tell us any other accounting guidance considered and how you applied such guidance.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew Ogurick, Esq.